FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                   8 May 2003



                                CRH: Result of AGM



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:    Result of AGM


CRH plc


Annual General Meeting held on Wednesday, 7th May 2003


All Resolutions proposed at the Annual General Meeting of the Company held on 7th May 2003 were duly passed, including the following items of special business:

Resolution 6:

"That the Company and/or any subsidiary of the Company be generally authorised, pursuant to Section 215 of the Companies Act, 1990 ("the 1990 Act"), to make market purchases (as defined by Section 212 of the 1990 Act) of Ordinary Shares of the Company on such terms and conditions and in such manner as the Directors of the Company or the particular subsidiary of the Company may from time to time determine but subject to the provisions of the 1990 Act, the Articles of Association of the Company and to the following restrictions and provisions:-


    (a) for the purposes of this Resolution, and where the context so requires, an Ordinary Share of the Company shall include an Income Share;


    (b) the maximum aggregate number of Ordinary Shares authorised to be acquired pursuant to this Resolution is 52,423,000;

    (c) the minimum price which may be paid for any Ordinary Share shall be EUR0.34;

    (d) the maximum price which may be paid for any Ordinary Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased as determined by the information published in the Irish Stock Exchange Daily Official List reporting the business done on each of those five business days;

            (i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

            (ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

            (iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

    and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported or if there shall not be any bid or offer price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent;

    (e) while the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the 1990 Act the authority conferred by this Resolution shall include authority to make market purchases of Relevant Shares on the London Stock Exchange plc provided that:-

        (i) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto; and

        (ii) the maximum price which may be paid for any Relevant Shares so purchased shall be determined in accordance with paragraph (d) of this Resolution but deleting from that paragraph the reference to the Irish Stock Exchange Daily Official List and inserting instead reference to The Daily Official List of the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (d) and inserting instead the following:-

                (iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price;

        and deleting from the last line thereof the reference to the Irish Stock Exchange and inserting instead reference to the London Stock Exchange plc;

    (f) the authority hereby granted shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 6th August 2004 unless previously varied, revoked or renewed by Special Resolution in accordance with the provisions of Section 215 of the 1990 Act. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Ordinary Shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

Resolution 7:

"That, subject to the passing of Resolution 6 at this meeting, for the purposes of Section 209 of the Companies Act, 1990 ("the 1990 Act") the maximum and minimum prices at which treasury shares (as defined by Section 209 of the 1990
Act) may be re-issued off-market shall be as follows:-


    (a) the maximum price shall be an amount equal to 120% of the Appropriate Price; and

    (b) the minimum price shall be an amount equal to 95% of the Appropriate Price.

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued as determined from information published in the Irish Stock Exchange Daily Official List reporting the business done on each of those five business days:-


            (i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

            (ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

            (iii) if there shall not be any dealing reported for the day the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent.

The authority hereby granted shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 6th August 2004, unless previously varied, revoked or renewed in accordance with the provisions of Section 209 of the 1990 Act."



Enquiries:

Contact

Angela Malone

Company Secretary

Ph.: +353 1 6344 340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 8 May 2003



                                                    By: ___/s/ M. P. Lee___

                                                    M. P. Lee
                                                    Finance Director Designate